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                                                                  Exhibit 99.5


                                 MEMORANDUM

TO:     Holders of Telebit Corporation 1995 Stock Option Plan Unvested Options

FROM:   Cisco Systems, Inc.

DATE:   October 24, 1996

RE:     Assumption of Stock Options

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        As you know, Telebit Corporation ("Telebit") was recently acquired by
Cisco Systems, Inc. ("Cisco") through a merger effected on October 24, 1996 (the "Merger").

        In connection with this transaction, Cisco has assumed all of your outstanding unvested Telebit stock options under the Telebit 1995 Stock Option Plan so that those options now cover shares of Cisco common stock. Several additional changes to your options were also made as part of the assumption process. These changes are set forth in the Stock Option Assumption Agreement attached hereto and may be summarized as follows:

        1. The number of shares of Cisco common stock subject to your option reflects the ratio at which shares of Telebit common stock were exchanged for shares of Cisco common stock in the Merger. That ratio was 0.2113596 of a share of Cisco common stock for each share of Telebit common stock (the "Exchange Ratio"). Accordingly, the number of Cisco shares now subject to your option is equal to the number of shares of Telebit common stock which were subject to your option immediately before the Merger, multiplied by the Exchange Ratio and rounded down to the next whole share.

        2. The aggregate exercise price payable for the shares of Cisco common stock now subject to your option is in substance the same as the price that was in effect for the shares of Telebit common stock purchasable under your option immediately prior to the Merger. However, the exercise price per share has been adjusted to reflect the Exchange Ratio in accordance with applicable tax and accounting rules.

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          3. No change has been made to the vesting schedule in effect for your option. Your Cisco option will continue to vest in accordance with the same installment vesting schedule in effect under your Telebit option, with the number of Cisco shares subject to each such installment adjusted to reflect the Exchange Ratio. However, you will now earn vesting credit not only for the period you continue in employment or service with Telebit after the Merger but also for any period of service you may complete as an employee of Cisco or any other Cisco subsidiary should you subsequently transfer within the Cisco organization.

          Attached are two copies of the Stock Option Assumption Agreement pursuant to which Cisco has assumed your Telebit options with the adjustments discussed above. Please review the agreement carefully so that you understand your rights to acquire Cisco shares. You should contact Christine Calice at Cisco at (408) 526-4000 if you have any questions. After you have reviewed the agreement, please sign one copy and return it to Ms. Calice in the pre-addressed envelope enclosed.

          The other copy of the Stock Option Assumption Agreement should be attached to your existing option documentation so that you will have a complete record of all the terms and provisions applicable to your option as now assumed by Cisco.


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